                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          First Citizens Corporation
                 ---------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                 ---------------------------------------------
                        (Title of Class of Securities)

                                 319 588 10 9
                 ---------------------------------------------
                                (CUSIP Number)


     (Name, Address, and Telephone Number of person Authorized to Receive
                          Notices and Communications)


                        Douglas Hertha, Vice President
                          First Citizens Corporation
                                 P.O. Box 400
                             Newnan, Georgia 30264
                                 770-253-5017

                                April 10, 1997
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement.  [  ]

                                 SCHEDULE 13D


CUSIP No. 319 588 10 9

1.   Name of Reporting Person

     Don A. Barnette

2.   Check the appropriate box if a member of a Group.    (a)___  (b)___
     N/A

3.   SEC Use Only.

4.   Source of Funds

     OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ___

6.   Citizenship or place of organization.

     USA

7.   Sole Voting Power.

     174,189

8.   Shared Voting Power.

     None.

9.   Sole Dispositive Power.

     174,189

10.  Shared Dispositive Power.

     None.

11.  Aggregate amount beneficially owned by each reporting person.

     174,189

12. Check the box if the aggregate amount in Row (11) excludes certain shares. ___

13.  Percent of Class represented by amount in Row (11).

     9.6%

14.  Type of reporting person.

     IN

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the Common Stock of First Citizens Corporation. The name and address of the principal executive officer of the issuer of such securities is as follows:

     Mr. Thomas J. Moat, President
     First Citizens Corporation
     P.O. Box 400
     Newnan, Georgia 30264

ITEM 2.  IDENTIFY AND BACKGROUND.

(A)  The reporting person is Don A. Barnette.

(B)  Mr. Barnette's address is:

     P.O. Box 397
     Forest Park, GA 30051

(C) Mr. Barnette is a private businessman engaged in the wholesale grocery business. On April 18, 1997 he also became a director of the Issuer.

(D) During the last five years Mr. Barnette has not been convicted in a criminal proceeding.

(E) During the last five years, Mr. Barnette has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the results of which subjects or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)  Citizenship.

     Mr. Barnette is a citizen of the United States of America.


ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION.

         Mr. Barnette obtained his shares as merger consideration in accordance with the plan of merger between Tara Bankshares Corporation and First Citizens Corporation. In accordance with this plan, Mr. Barnette received 174,189 shares of First Citizens Corporation in exchange for 280,542 shares of Tara Bankshares, for an exchange ratio of .6209. The merger was consummated on April 10, 1997.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Person obtained his shares for investment purposes. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

         The Reporting Person has no present plans or proposals which relate to or would result in:

(A) the acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer;

(B) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(D) any change in the present board of directors (other than his election to the Board on April 18, 1997) or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(E) any material change in the present capitalization or dividend policy of the issuer;

(F) any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(G) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(H) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(J) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(A) The Reporting Person owns 174,189 shares or 9.6% of the outstanding shares of Common Stock of the Issuer. The Reporting Person is not a member of a group within the meaning of Section 13(d)(3) of the 1934 Act.

(B) The Reporting Person has sole power to vote, dispose, or direct the disposition of the shares.

(C) The Reporting Person received all of his shares as merger consideration in connection with the acquisition of Tara Bankshares Corporation by First Citizens Corporation consummated on April 10, 1997. Mr. Barnette exchanged 280,542 shares in Tara Bankshares for 174,189 shares in First Citizens at an exchange ratio of .6209 shares of Citizens for each share of Tara.

(D)  The Reporting Person has no shared power with respect to his securities.

(E)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to the Securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Don Barnette
April 22, 1997                               ---------------------------
                                                     (Signature)


                                        Director, First Citizens Corporation
                                        ------------------------------------
                                                     Name/Title